Exhibit 99.1

PRESS RELEASE

Fusion Fuel’s BrightHy Solutions Wins Tender Processes to Advance to Final Contract Negotiations for Two Green Hydrogen Projects in Southern Europe

Dublin, Ireland – September 2, 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), today announced that its subsidiary, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), has been selected to advance to final contract negotiations as part of two tender processes to develop two new green hydrogen projects in southern Europe.

BrightHy Solutions was selected as the preferred partner to advance to the negotiations of the final contract for the development of a 2 MW hydrogen project for a cement company in southern Europe, aimed at supplying both hydrogen and oxygen as part of the client’s decarbonization objectives. This project would be the first project in the Company’s proposed hydrogen investment partnership structure, in which the Company would receive a €30 million commitment under terms outlined under a non-binding term sheet, as described in the Company’s press release dated July 22, 2025, subject to the execution of definitive agreements with the proposed partner.

BrightHy Solutions was also selected to negotiate a final contract as the engineering and installation partner and equipment provider consultant for a hydrogen plant and refueling station in Portugal for a multi-national construction company. The proposed project would also be executed with certain strategic partners of BrightHy Solutions.

Both projects are the result of competitive tender processes and extensive due diligence conducted by counterparties. The projects are currently in the contract negotiation phase, there is no assurance that definitive contracts will be executed.

“These projects are the result of months of close collaboration and solution tailoring with potential partners and clients,” said Frederico Figueira de Chaves, CEO of BrightHy Solutions. “The cement project would, if secured under the proposed terms, be an important step for us, not only due to the profile of the counterparties involved, but also because it would be the first project within our proposed investment vehicle portfolio, aligning with our broader strategy to scale meaningful hydrogen infrastructure across the region.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

About Bright Hydrogen Solutions Ltd

BrightHy Solutions, a subsidiary of Fusion Fuel Green PLC (NASDAQ: HTOO), seeks to lead the hydrogen through electrolysis solutions market. With its substantial industry experience, BrightHy Solutions views itself as a partner to clients through the entire hydrogen production value chain including plant design, tailored engineering solutions, equipment sourcing, engineering and implementation oversight. BrightHy Solutions has a strong and core focus on safety, reliability, and efficiency. Find out more at www.brighthy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the Company’s ability to enter into definitive agreements with each of the prospective hydrogen project clients, partners, and other necessary counterparties; the ability of the parties to complete their due diligence and all other closing conditions prior to the closing of such definitive agreements; the ability of the parties to obtain all necessary regulatory and other consents and approvals in connection with the contemplated transactions; the ability of the Company to satisfy its financing commitments for each project; the ability of the projects to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns on its contemplated financial commitments or consideration in connection with these transactions; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu